DONALD BORZA, II

www.MilwaukeeJunctionRecords.com www.linkedin.com / www.IMDB.com

PROFESSIONAL SUMMARY

I am a veteran film, television & commercial producer with over 25 years experience. I also own an independent record label called Gold Dragon Records. My objectives are to simply continue working with the best professionals in the entertainment business.

SKILLS

- ☐ Budgeting and finance
- ☐ Project management
- ☐ Team liaison
- ☐ Self-motivated
- ☐ Powerful negotiator

- ☐ Conflict resolution
- ☐ Strong verbal communication
- ☐ Team leadership
- ☐ Risk management processes and analysis
- ☐ Staff development

WORK HISTORY

01/1989 - Current
Free Lance Producer
Owner: **Production companies**:
Popcorn Pictures, Inc. / Milwaukee Junction Entertainment, Inc.
Owner: **Record Label / Publishing Companies:**
Milwaukee Junction Records, Inc. / Gold Dragon Records, Inc.
Also see: www.IMDB.com - Donald Borza, II
- For a short list of **Film & Televison** projects produced, written, & directed
- Does not include over a dozen **Music Videos** produced & directed

08/2013 to 2017 **Producer**
DBA Worldwide – 222 South Main St. Rochester, MI. 48307
Produced all of the agencies commercials for 4 years.
Most notable:
"Game on Cancer" Henry Ford Hospital (2013) Winner 4 Emmy Awards
"Ask me Why" - Cincinnati Children's Hospital (2013) Winner 2 Emmy Awards **"Live Up"** - St. Mercy Hospital - Des Moines, Iowa (2013) Winner of 1 Emmy Award **"Hungry Howies"** - All commercials (2013, 2014, 2015) Winner of 3 Emmy Awards

Other commercials include:
"Believe in Michigan" Flagstar Bank (2014)
"Small Business" - Flagstar bank (2016)

DONALD BORZA, II

www.MilwaukeeJunctionRecords.com www.linkedin.com / www.IMDB.com

WORK HISTORY cont.

"Hungry Howies" - All commercials (2016)
"Kids can be Kids" Valley Children's Hospital - Fresno, CA (2015)
"Derek Carr" - Valley Children's Hospital - Fresno, CA. (2015)
"Branding" - Henry Ford Hospital - (2013 - 2014) - 3 commercial campaigns
"The Kid That Jumped First" - Henry Ford Hospital (2014) Special 100 years spot **"Future is Bright"** St. Vincent Hospital - Little Rock, Arkansas (2015)
"Heart First" - St. Mercy Hospital - Des Moines, Iowa (2015)
"Branding" - St. Mercy Hospital - Des Moines, Iowa (2015)
"Smile" - Chick-Fil-A - (2015)
"Click it or Ticket" - State of Michigan (2013, 2014, 2015)

01/2000 to 01/2002 **Producer**
Wilcox Productions – Los Angeles, CA **Developed various film and television projects.**
Finished projects:
"Lil' CHiPs" - TV pilot
starring: Larry Wilcox, Ron Masak, John Schneider

01/1990 to 01/2000 **Producer**
Hamilton Entertainment – Los Angeles, CA
Developed and produced various film and television projects:
Finished projects include:
"The Road Home" - Feature Film / Family Adventure - starring Danny Aiello, Kris Kristofferson (shot on location in Vancouver)
"Savage Land" - Feature Film / Family Adventure - starring Corbin Bernsen, Graham Greene (shot on location in Calgary)
"The D.R.E.A.M. Team" - Feature Film / Action Adventure - starring Martin Sheen, Ian McShane, Angie Everhart, Traci Bingham, Traci Lords (shot on location in Puerto Rico)
"The D.R.E.A.M. Team" - Television Series / starring Roger Moore, Angie Everhart, Traci Bingham, Jeff Kaake (shot on location in Puerto Rico)
"Supermodels in the Rainforest Vol.1" Documentary
/ starring Tyra Banks, FrederiqueVan der Wal, Rebecca Romajin (shot on location in Costa Rica) **"Supermodels in the Rainforest Vol.2"** - Documentary / starring Carol Alt, Roshumba, (shot on location in Venezuela)
"Strike a Pose" - Feature Film / Erotic Thriller - starring Robert Eastwick, Michelle Brin

EDUCATION

Macomb Community College   Michigan

High School Diploma
Brablec High School   Ro eville, MI

ACCOMPLISHMENTS

Film and Televi ion actor / over 30 year
Stand up Comedian / 4 year   profe   ionally at club   throughout US & Canada

AFFILIATIONS

S A G (Screen Actor   Guild) / A C T R A (Alliance Canadian Televi ion Radio Arti t)
A S C A P (American Society Compo er   Author   Publi her)
Canadian Recording Indu try A   ociation
Emmy Society (Michigan, Ohio Valley, Upper Midwe t, Northern California)

SAMPLE WORK:
PRODUCED LINKS CURRENTLY ON "YOUTUBE"

My Film and Television Production credits can be found on www.IMDB.com
Here is a small sample of commercials I produced via youtube links:

https://youtu.be/smp-zK-cRY4

https://youtu.be/-60DqCjBOqk

https://youtu.be/hDq8EUTg5h4

https://youtu.be/XYG1WWtLzGo

https://youtu.be/vjDouQn9SQ0

https://youtu.be/UM5S3PwyynA

https://youtu.be/z9YAipSoxTo

https://youtu.be/cvzMeVozfVw

https://youtu.be/rnafJ1vmxUI

https://youtu.be/baXXfa01Alk

https://youtu.be/AORImPLqk9U

https://youtu.be/MaUqosHhdDQ

https://youtu.be/MkJ4fTX9kmw

https://youtu.be/lCYHmsoVQm0

https://youtu.be/5uM30JEw3pQ

https://youtu.be/6WJwjzYR1HA

https://youtu.be/vKVckJ_hoOs

https://youtu.be/ZF9arzsoL_A

https://youtu.be/eILfvS7rLBw

https://youtu.be/ToRf5pWVQKI

https://youtu.be/pRH_nVd_I2s